Investor Relations: Beth Eckenrode (412) 490-4331 Media Relations: Greg Wilkinson (412) 490-4166

NOVA Chemicals improves results; demand strengthening

For immediate release, Wednesday, Jan. 28, 2004, Pittsburgh, PA All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, Jan. 28, 2004, for investors and analysts at 1 p.m. EST (11 a.m. MST; 10 a.m. PST). Media are welcome to join this call in a “listen only” mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No. 1516336). The live call is also available on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported a net loss to common shareholders of $15 million ($0.18 per share loss diluted) for the fourth quarter of 2003.

The net loss to common shareholders was $65 million ($0.75 per share loss diluted) in the third quarter of 2003 and $48 million ($0.56 per share loss diluted) in the fourth quarter of 2002.

For the full year 2003, the net loss to common shareholders was $1 million ($0.02 per share loss diluted) compared with a loss of $112 million ($1.30 per share loss diluted) for 2002.

“Operating performance continued to improve in the fourth quarter on strengthening demand. We increased prices in all of our major markets and margins expanded,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer.

“December sales were quite strong in North America for both polyethylene and polystyrene,” continued Lipton. “We sold record polyethylene volumes in the quarter and saw unusual strength for a fourth quarter in North American polystyrene demand.”

The Olefins/Polyolefins business reported net income of $23 million in the fourth quarter, compared to a third quarter net loss of $8 million. Margins expanded as polyethylene prices rose, average feedstock costs were lower, and sales volumes increased.

The Styrenics business reported a net loss of $31 million in the fourth quarter, compared to a third quarter net loss of $40 million. Margins improved as prices rose for most products, and average feedstock costs were lower. Overall polymer volumes were down slightly, due to a seasonal year-end slowdown in Europe. The June explosion and fire at our Bayport, Texas styrene monomer facility reduced fourth quarter results by approximately $6 million.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Net income (loss) before unusual items

Olefins/Polyolefins	$23	$(8)	$4	$14	$(5)
Styrenics	(31)	(40)	(33)	(130)	(102)
Corporate(1)	—	(10)	—	(10)	(15)
Methanex	—	—	(10)	37	5

	(8)	(58)	(39)	(89)	(117)
Preferred securities
dividends and distributions	(7)	(7)	(9)	(29)	(31)

Net loss to common shareholders
before unusual items(1)	(15)	(65)	(48)	(118)	(148)
Unusual items after-tax(1), (2)	—	—	—	117	36

Net loss to common shareholders
after unusual items	$(15)	$(65)	$(48)	$(1)	$(112)

Loss per share
before unusual items(1), (2)
Basic and diluted	$(0.18)	$(0.75)	$(0.56)	$(1.36)	$(1.72)

Loss per share after
unusual items(1), (2)
Basic and diluted	$(0.18)	$(0.75)	$(0.56)	$(0.02)	$(1.30)

Weighted-average common
shares outstanding (millions)
Basic and diluted	87	87	86	87	86

Revenue	$1,041	$967	$846	$3,949	$3,091
EBITDA(1), (3)	$81	$20	$50	$223	$195

Depreciation and amortization	$78	$76	$68	$298	$266
Funds from operations	$55	$4	$52	$140	$153
Capital expenditures	$52	$35	$34	$130	$71
Average capital employed(4)	$3,270	$3,204	$3,002	$3,228	$3,021
After-tax return (loss) on capital
employed(5)	0.7%	(5.1)%	(1.4)%	(1.8)%	(1.9)%
Return (loss) on average common
equity(6)	(4.7)%	(21.7)%	(19.2)%	(9.8)%	(14.5)%

(1)	Effective Mar. 28, 2003, new SEC rules in the U.S. came into effect with respect to non-GAAP financial measures and accordingly, certain information in prior periods has been restated. See Supplemental Measures on page 12, footnote 5. In the third quarter of 2003 NOVA Chemicals took a $15 million ($10 million after-tax) charge to shut down a manufacturing facility.
(2)	See Supplemental Measures on page 12 for details of the unusual items.
(3)	Net income (loss) before income taxes, other gains and losses, equity in earnings (losses) of affiliates, interest expense and depreciation and amortization (see Consolidated Statement of Income (Loss) and Supplemental Measures).
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using current exchange rates. Average capital employed increased by approximately $300 million in 2003 due to changing exchange rates.
(5)	After-tax return (loss) on capital employed equals NOVA Chemicals’ net income (loss) before unusual items plus after-tax interest expense (annualized) divided by average capital employed. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.
(6)	Return (loss) on average common equity equals annualized net income (loss) to common shareholders before unusual items divided by average common equity. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.

2

OLEFINS/POLYOLEFINS BUSINESS Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Revenue(1)	$691	$603	$551	$2,559	$1,930
Operating income	$47	$6	$27	$92	$67
Depreciation and amortization	50	48	42	187	166

EBITDA(2)	$97	$54	$69	$279	$233
Net income (loss)(3)	$23	$(8)	$4	$14	$(5)
Capital expenditures	$29	$22	$21	$74	$43
Average capital employed(4)	$1,938	$1,892	$1,741	$1,898	$1,764
After-tax return on capital employed(5)	6.1%	0.1%	3.0%	2.5%	1.6%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Year Average
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Ethylene(2)	$0.28	$0.27	$0.24	$0.29	$0.22
Polyethylene - linear low-density butene liner(3)	$0.47	$0.44	$0.39	$0.45	$0.34
Polyethylene - weighted-average benchmark(4)	$0.50	$0.48	$0.42	$0.49	$0.38
NYMEX natural gas (dollars per mmBTU)(5)	$4.58	$5.10	$3.99	$5.44	$3.25
WTI crude oil (dollars per barrel)	$31.18	$30.20	$28.15	$31.04	$26.08

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) USGC Net Transaction Price.
(3)	Source: Townsend Polymer Services Information (TPSI).
(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.
(5)	Source: NYMEX Henry Hub 3-Day Average Close.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
NOVAPOL®
Linear low-density polyethylene	364	307	325	1,256	1,229
Low-density polyethylene	73	60	76	261	265
High-density polyethylene	98	95	89	392	349
SCLAIR®
Linear low-density and high-density
polyethylene	126	128	151	500	592
Advanced SCLAIRTECH™
Linear low-density and high-density
polyethylene	165	140	116	600	410

Total	826	730	757	3,009	2,845

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Fourth Quarter 2003

The Olefins/Polyolefins business reported net income of $23 million in the fourth quarter, compared to a net loss of $8 million in the third quarter. The third quarter was negatively impacted by approximately $9 million due to the major power disruption in the northeastern United States and Canada, which temporarily shut down four plants in the Sarnia, Ontario area.

Polyethylene prices were higher than the third quarter and average feedstock costs were lower. Third party ethylene prices were flat.

Combined sales volumes for ethylene and polyethylene were up 18% from the third quarter. Polyethylene sales volumes were up 13% and set a quarterly record. Third party ethylene sales volumes were up 25% as we resumed full production following the third quarter power disruption and scheduled maintenance.

Feedstocks and Ethylene

Average NYMEX natural gas prices were down 10% from the third quarter and average WTI crude oil prices were up 3%. Olefins/Polyolefins’ feedstock costs were down slightly due to lower natural gas prices and the impact of lower-priced third quarter crude oil purchases flowing through cost of sales in the fourth quarter. Overall business margins were also positively impacted by stronger coproduct selling prices and volumes versus the third quarter.

Our Joffre, Alberta ethane-based crackers' cash-cost advantage reached 6¢ per pound for December and averaged approximately 5¢ per pound for the quarter over similar U.S. Gulf Coast (USGC) ethylene plants. Strengthening USGC ethane demand and pricing were the major factors in moving the advantage up from 4¢ per pound, where it has been for a number of quarters.

Polyethylene

Fourth quarter weighted-average benchmark polyethylene prices were up 2¢ per pound from the third quarter of 2003. In the fourth quarter, NOVA Chemicals announced a 4¢ per pound polyethylene price increase in North America effective Dec. 1, 2003 and a 5¢ per pound polyethylene price increase effective Feb. 1, 2004. The Dec. 1 increase is being implemented and we expect this increase to be realized by NOVA Chemicals in the first quarter of 2004.

Total polyethylene sales volumes for the fourth quarter were up 13% from the third quarter of 2003, and were up 9% from the fourth quarter of 2002. North American volumes were up 11% from the third quarter and international volumes were up 26%. International sales represented 13% of NOVA Chemicals’ total polyethylene sales volume for the fourth quarter. Sales to China were up 50% from the third quarter, due to strong demand. Prices in China continued to strengthen through the quarter.

Advanced SCLAIRTECH Polyethylene

The Advanced SCLAIRTECH polyethylene plant continued to step up production rates and set a monthly sales record in December. Sales of Advanced SCLAIRTECH polyethylene totaled 165 million pounds in the fourth quarter and set a quarterly record. In the fourth quarter of 2003, we eliminated one standard grade and initiated plans to eliminate two more in early 2004 as we continue shifting production to higher-value products. For the full year 2003 we sold 600 million pounds of Advanced SCLAIRTECH polyethylene.

Fourth Quarter 2003 versus Fourth Quarter 2002

Net income of $23 million in the fourth quarter of 2003 was up from net income of $4 million in the fourth quarter of 2002, primarily due to higher margins. Ethylene sales volumes were down, however polyethylene volumes were up 9%, primarily from increased sales of new Advanced SCLAIRTECH polyethylene.

Full Year 2003

The Olefins/Polyolefins business reported net income of $14 million in 2003, compared to a net loss of $5 million in 2002. Improving demand allowed margin expansion as pricing more than offset higher feedstock and utility costs. Volumes were up as sales from new Advanced SCLAIRTECH polyethylene continued to increase.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Revenue(1)	$404	$414	$333	$1,579	$1,305
Operating loss	$(44)	$(47)	$(45)	$(152)	$(118)
Depreciation and amortization	28	28	26	111	100

EBITDA(2)	$(16)	$(19)	$(19)	$(41)	$(18)
Net loss(3)	$(31)	$(40)	$(33)	$(130)	$(102)
Capital expenditures	$23	$13	$13	$56	$28
Average capital employed(4)	$1,336	$1,308	$1,263	$1,323	$1,248
After-tax return on capital employed(5)	(7.3)%	(9.5)%	(7.6)%	(7.1)%	(5.5)%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization.
(3)	Before dividends and distributions on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Year Average
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Styrene monomer(2)	$0.40	$0.40	$0.35	$0.41	$0.33
Weighted-average polystyrene(3)	$0.56	$0.52	$0.49	$0.56	$0.47
Benzene (dollars per gallon)(2)	$1.49	$1.41	$1.28	$1.54	$1.19

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: CMAI Contract Market.
(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI. CMAI’s published North American low-range contract/market high-heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning in June 2003. Months prior to June 2003 have not been restated by CMAI.

Styrenics Sales Volumes (millions of pounds)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Styrene monomer(1)	342	353	314	1,305	1,257
Solid and expandable polystyrene	522	551	511	2,110	2,180
High performance styrenics
(including DYLARK® resins)	68	69	66	265	281

Total	932	973	891	3,680	3,718

(1)	Third party sales only.

DYLARK® is a registered trademark of NOVA Chemicals Inc. 6

Review of Operations
Styrenics

Fourth Quarter 2003

The Styrenics business reported a net loss of $31 million in the fourth quarter, compared to a net loss of $40 million in the third quarter of 2003. Prices were up for most products and costs were down slightly from the third quarter as lower feedstock costs flowed through.

Total sales volume was down 4% from the third quarter. North American styrenic polymer volume was up 4%, however European volume was down 14% from strong third quarter volumes. Additionally, European volumes were impacted by a scheduled maintenance shutdown at our Breda expandable polystyrene facility in the Netherlands. Third party styrene monomer sales volume was down 3%, partly as a result of the Bayport outage.

Styrene Monomer

In the fourth quarter, the styrene monomer unit at Bayport continued to operate using shipments of ethylbenzene from NOVA Chemicals’ Sarnia, Ontario production facility and supplemental purchases of ethylbenzene. Repairs to the ethylbenzene unit, damaged in a June 2003 fire, are complete and the unit was restarted on Jan. 18, 2004. The Bayport plant is now operating at full capacity. The outage reduced NOVA Chemicals’ fourth quarter results by approximately $6 million (after-tax), due to higher costs from purchased ethylbenzene, lower operating rates and costs not covered by insurance.

The USGC fourth quarter average spot price for styrene was flat with the third quarter average price of 31¢ per pound. The spot price rose through the fourth quarter, ending December at 33¢ per pound. Spot styrene monomer has continued to rise in January and is currently trading at about 38 ¢ per pound. Average fourth quarter benchmark contract pricing was also flat with the third quarter at 40¢ per pound.

Benchmark benzene feedstock costs rose in the fourth quarter to an average of $1.49 per gallon, finished the quarter at $1.55 per gallon and have continued to increase further in January 2004. A portion of these higher benzene costs will flow through in the first quarter of 2004.

NOVA Chemicals announced North American styrene monomer contract price increases of 3¢ per pound effective Dec. 1, 2003, 4¢ per pound effective Jan. 1, 2004 and 3¢ per pound effective Feb. 1, 2004.

In Europe, styrene contract prices were 35¢ per pound in the fourth quarter, up from the third quarter price of 30¢ per pound. The first quarter 2004 price settled at 41¢ per pound in Europe, where the current practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

The weighted-average North American SPS price for the fourth quarter was down a little less than 1¢ per pound from the third quarter. Lower feedstock costs and slightly higher volume offset declining prices and higher utility costs. Demand in North America was relatively strong, as the business did not see the usual sharp decline in the second half of the quarter.

NOVA Chemicals announced North American solid polystyrene price increases of 4¢ per pound effective
Jan. 1, 2004, 4¢ per pound effective Feb. 1, 2004 and 3¢ per pound effective Mar. 1, 2004.

Average European SPS prices rose in the fourth quarter and feedstock costs dropped slightly. The European business experienced typical fourth quarter declines, and December was seasonably slow as economic recovery in Europe has been lagging North America. NOVA Chemicals announced European SPS price increases of 4¢ per pound effective Jan. 1, 2004 and 6¢ per pound effective Feb. 1, 2004.

Expandable Polystyrene (EPS)

NOVA Chemicals’ fourth quarter average North American and European EPS prices rose and feedstock costs were relatively flat. Sales volumes were up slightly in North America, bucking the normal seasonal decline, but were down significantly in Europe with the normal seasonal demand slowdown following strong third quarter volumes. Volumes were further reduced by a scheduled maintenance shutdown at our Breda facility in the Netherlands.

NOVA Chemicals announced North American EPS price increases of 3¢ per pound effective Jan. 1, 2004 and 3¢ per pound effective Feb. 1, 2004.

NOVA Chemicals announced a European EPS price increase of 6¢ per pound effective Feb. 1, 2004.

Fourth Quarter 2003 versus Fourth Quarter 2002

The $2 million improvement from the net loss of $33 million in the fourth quarter of 2002 is primarily a result of expanded margins as prices rose more than feedstock costs. The Bayport outage reduced fourth quarter 2003 results by approximately $6 million. Volumes were up 5% as styrene monomer and North American polymers were up across the board.

Full Year 2003

The Styrenics business reported a net loss of $130 million in 2003, compared to a net loss of $102 million in 2002. Price increases stayed ahead of rising feedstock costs, but were more than offset by increased natural gas-based utility costs and the $10 million (after-tax) cost increase related to the Bayport outage. Polymer volumes were down 3%, but styrene monomer volumes improved 4% and average benchmark styrene pricing was up approximately 8¢ over 2002.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Liquidity and Capital Resources Capitalization (unaudited; millions of U.S. dollars except as noted)

	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002

Current debt(1)	$—	$1	$4
Long-term debt(2)	1,101	1,091	1,211
Less: cash and cash equivalents	(212)	(252)	(14)

Total debt net of cash and cash equivalents	889	840	1,201

Shareholders’ equity
9.50% preferred securities(3)	210	210	210
9.04% preferred securities(3)	173	173	173
Retractable preferred shares(4), (5)	198	198	198

	581	581	581

Common share equity(6), (7), (8), (9)	1,309	1,226	980

Total shareholders’ equity	1,890	1,807	1,561

Total capitalization(10)	$2,779	$2,647	$2,762

(1)	Includes bank loans and current portion of long-term debt.
(2)	Maturity dates range from Sept. 2005 to Aug. 2028.
(3)	On Jan. 13, 2004, NOVA Chemicals announced the issuance of $400 million of debt maturing in 2012. On Jan. 19, 2004, NOVA Chemicals announced the redemption of the 9.04% and 9.50% preferred securities will occur Mar. 1, 2004.
(4)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.
(5)	A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(6)	Common shares outstanding at Jan. 23, 2004 were 87,148,233 ( Dec. 31, 2003 - 87,099,781; Sept. 30, 2003 - 86,931,487; June 30, 2003 - 86,760,361; Mar. 31, 2003 - 86,699,887; Dec. 31, 2002 - 86,527,812).
(7)	A total of 8,822,440 stock options were outstanding to officers and employees on Dec. 31, 2003 to purchase common shares of NOVA Chemicals. 1,850,554 common shares were reserved but unallocated. A total of 13 million common shares have been reserved for issuance under the Option Plan.
(8)	A total of 47,800 shares were reserved for the Directors’ Share Compensation Plan.
(9)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(10)	Total capitalization reflects shareholders’ equity and total debt net of cash and cash equivalents. See Supplemental Measures on page 12.

Senior Debt Ratings(1)

Senior Unsecured Debt
DBRS	BBB (low) (stable)
Moody’s	Ba2 (stable)
Standard & Poor’s(2)	BB+ (negative)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
(2)	In conjunction with the private placement of $400 million aggregate principal amount of 6.5% Senior Notes due 2012, on Jan. 13, 2004, Standard & Poor’s lowered NOVA Chemicals’ outlook from stable to negative.

Coverage Ratios

	Year Ended
	Dec. 31 2003		Sept. 30 2003		Dec. 31 2002
Net debt to total capitalization(1)	32.0%		31.7%		43.5%
Interest coverage (deficiency) on long-term debt(2)	0.9	x	0.3	x	(0.1	)x
Net tangible asset coverage on long-term debt(3)	2.7	x	2.7	x	2.3	x

(1)	On Jan. 19, 2004, NOVA Chemicals announced the redemption of the 9.04% and 9.50% preferred securities, which were treated as equity under Canadian GAAP, through the issuance of $400 million of debt. Pro forma net debt to total capitalization at Dec. 31, 2003, after giving affect to this transaction and netting the $212 million of cash on the balance sheet, would be 45.9%.
(2)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.
9

Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash. (unaudited; millions of U.S. dollars)

	Three Months Ended Dec. 31 2003	Year Ended Dec. 31 2003
Operating income (loss)	$3	$(75)
Add back – depreciation and amortization	78	298

EBITDA	81	223
Interest	(17)	(89)
Methanex dividends	—	14
Current tax expense	(9)	(17)
Asset writedown	—	9

Funds from operations	55	140
Operating working capital increase	(28)	(125)

Cash from operations	27	15

Proceeds on asset sales	—	564
Preferred share restricted cash	—	(20)
Capital expenditures	(52)	(130)
Project advances	3	11
Turnaround costs	(1)	(29)
Dividends paid	(14)	(54)
Foreign exchange and other	(12)	(45)

Total change in cash and debt	$(49)	$312

Increase (decrease) in cash	$(40)	$198
(Increase) decrease in debt	(9)	114

Total change in cash and debt	$(49)	$312

NOVA Chemicals’ net debt to total capitalization ratio was 32.0% at Dec. 31, 2003. Debt increased by $9 million in the fourth quarter as a result of translating our Canadian dollar denominated debt to U.S. dollars at a higher Canadian dollar exchange rate. For the full year 2003, we reduced debt by $114 million. Subsequent to Dec. 31, 2003, NOVA Chemicals issued $400 million of 6.5% senior notes for the purpose of redeeming the 9.04% and 9.50% preferred securities. If these transactions had occurred on Dec. 31, 2003, the pro forma net debt to total capitalization ratio would have been 45.9%.

NOVA Chemicals’ funds from operations were $55 million for the fourth quarter of 2003, up $51 million from the third quarter of 2003 due to stronger earnings in the fourth quarter. Funds from operations for the full year 2003 were $140 million. Cash on hand at Dec. 31, 2003 was $212 million.

Operating working capital increased by $28 million in the fourth quarter of 2003, primarily related to price increases. NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps determine which portion of changes in working capital result from factors other than price movements. CFCT was 28 days as of Dec. 31, 2003, unchanged from Sept. 30, 2003.

Capital expenditures were $52 million in the fourth quarter of 2003, compared to $35 million in the third quarter of 2003. For the full year 2003, capital expenditures were $130 million. Including certain project advances from third parties, capital expenditures were a net of $119 million in 2003. From 2003 to 2007, NOVA Chemicals’ capital expenditures are expected to average about $155 million per year, or about 50% of depreciation charges. This includes maintenance, Responsible Care initiatives, cost reduction and small growth projects and is net of project advances.

Financing

On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% senior notes due 2012. These senior notes were issued with investment grade covenants, which are identical in all material respects to the covenants on NOVA Chemicals’ existing bonds. Net proceeds of the offering will be used to redeem, on Mar. 1, 2004, the 9.04% preferred securities due 2048 and 9.50 % preferred securities due 2047. The two issues of preferred securities total $382.5 million. The balance of the proceeds will be used for general corporate purposes. These transactions will reduce annual financing costs by about $10 million.

In conjunction with the senior notes offering, NOVA Chemicals amended the $300 million revolving credit facility to extend its expiration date to Apr. 1, 2007 and relax the Minimum EBITDA to Interest covenant for the first and second quarters of 2004, from 2 times to 1.5 times for the first quarter and 1.75 times for the second quarter. NOVA Chemicals’ EBITDA to Interest covenant for the fourth quarter was 1.25 times and actual EBITDA to Interest was 1.82 times. In addition, the definition of debt under the revolving credit facility agreement, will be net of all cash, with the exception of any restricted cash. Also the definition of Consolidated Shareholders' Equity was amended to include changes in the Cumulative Translation Adjustment (CTA). Previously, the calculation excluded changes in CTA after Dec. 31, 2002. NOVA Chemicals’ fourth quarter results and financial position were within the amended financial covenants. As of Jan. 27, 2004, NOVA Chemicals has utilized $53 million of the revolving credit facility in the form of operating letters of credit.

During the fourth quarter of 2003, NOVA Chemicals continued to utilize its $195 million accounts receivable securitization program. As of Dec. 31, 2003, the amount of receivables sold under this program was $177 million, compared to $170 million as of Sept. 30, 2003.

Total Return Swap

In conjunction with the senior notes offering, NOVA Chemicals amended the total return swap agreement (as described in Note 12 to the Consolidated Financial Statements in the 2002 Annual Report) to change the method of valuing the retractable preferred shares. It was previously based on the market values of the 9.04% and 9.50% preferred securities and now will be based on the market values of the September 2005, 7% notes and the May 2006, 7% medium-term notes.

Interest Rate Swaps

In the fourth quarter of 2003, NOVA Chemicals entered into floating-for-fixed interest rate swap transactions on $550 million of medium-term notes. These positions had an estimated fair-market value of $4 million at Dec. 31, 2003. On Dec. 31, 2003, 48% of our debt had fixed interest rates averaging 7.5%, and 52% of our debt had floating interest rates averaging 4.8%. Interest expense in the fourth quarter of 2003 was $6 million lower than in the third quarter of 2003 primarily due to these swaps and the repayment of $150 million in debt in the third quarter of 2003.

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of our competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the third quarter feedstock purchases flowed through the income statement in the fourth quarter. Crude oil prices increased steadily throughout the fourth quarter, while benzene and natural gas prices were relatively stable. As a result, we estimate that net income would have been $3 million lower in the fourth quarter had NOVA Chemicals followed the LIFO method of accounting.

Outstanding Feedstock Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions had an estimated fair-market value of $4 million at Dec. 31, 2003. There was no material impact on earnings from positions realized in the fourth quarter. The total feedstock hedging loss for 2003 was $5 million (after-tax).

Supplemental Measures

In addition to providing measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below) and net income (loss) to common shareholders before unusual items. NOVA Chemicals also defines total capitalization to be net of cash and cash equivalents in accordance with the debt covenants for its $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Due to new U.S. Securities and Exchange Commission (SEC) rules, certain items are no longer excluded when presenting non-GAAP financial measures. EBITDA no longer excludes restructuring charges. Net income or loss to common shareholders before unusual items also does not exclude restructuring charges and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

(unaudited; millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Gain on sale of investments:
Methanex(1)	$—	$—	$—	$61	$—
Fort Saskatchewan Ethylene
Storage(2)	—	—	—	64	—
Cochin Pipeline(3)	—	—	—	—	36
Bayport charge(4)	—	—	—	(8)	—

	$—	$—	$—	$117	$36

(1)	In the second quarter of 2003, NOVA Chemicals sold its interest in Methanex Corporation, resulting in a gain of $29 million ($61 million after-tax). A future income tax recovery of $32 million was recorded to reverse income taxes provided for on Methanex related equity earnings in prior periods. NOVA Chemicals has no remaining interest in Methanex.
(2)	In the second quarter of 2003, NOVA Chemicals sold its interest in the Fort Saskatchewan Ethylene Storage Facility, resulting in a gain of $76 million ($64 million after-tax).
(3)	The year ended Dec. 31, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.
(4)	NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer manufacturing facility and as a result, incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.
(5)	Due to new SEC rules with respect to non-GAAP financial measures, NOVA Chemicals’ $3 million and $12 million (after-tax) restructuring charges recorded in the second and third quarters of 2002, respectively, and NOVA Chemicals’ $27 million (after-tax) share of a Methanex asset writedown in the fourth quarter of 2002, must now be disclosed as part of operating earnings (loss) rather than as unusual items.

12

*Peers include Dow Chemical Company, Eastman Chemical Company,
Lyondell Chemical Company and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) increased to U.S. $26.95 at Dec. 31, 2003 from U.S. $20.30 at Sept. 30, 2003. NOVA Chemicals’ share value increased 33% for the quarter ending Dec. 31, 2003 on the NYSE and 27% on the Toronto Stock Exchange (TSX). Peer chemical companies’ share values increased 25% on average and the S&P Chemicals Index increased 19%. The S&P/TSX Composite Index was up 11% and the S&P 500 was up 12%. As of Jan. 27, 2004, NOVA Chemicals’ share price was U.S. $26.00, down 4% compared with Dec. 31, 2003. The S&P Chemicals Index was down 4% in the same period.

For the year ended Dec. 31, 2003, NOVA Chemicals’ share value increased 47% on the NYSE and 21% on the TSX. Peer chemical companies’ share values increased 25% on average on the NYSE and the S&P Chemical Index increased 23%. The S&P/TSX Composite Index increased 24% and the S&P 500 was up 26%. NOVA Chemicals’ total return to shareholders for the year ending Dec. 31, 2003 was 49% on the NYSE and 23% on the TSX .

In the fourth quarter, about 69% of trading in NOVA Chemicals’ shares took place on the TSX and 31% of trading took place on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

Fourth quarter trading volumes	Millions of Shares	% of float	% of trading
Toronto Stock Exchange	13.0	15	69
New York Stock Exchange	5.9	7	31

Total	18.9	22	100

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet:   www.novachemicals.com
E-Mail:      invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or
(412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet:   www.cibcmellon.ca
E-Mail:      inquiries@cibcmellon.ca

Share Information
NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

CHANGES IN NET LOSS TO COMMON SHAREHOLDERS (unaudited; millions of U.S. dollars)

	Q4 2003 Compared with		2003 Compared with
	Q3 2003	Q4 2002	2002
Higher net unit margins	$24	$20	$5
Higher sales volumes	24	18	34

Higher gross margin(1)	48	38	39
Higher research and development	(1)	(1)	(6)
Higher selling, general and administrative	(1)	(6)	(10)
Lower restructuring charges	15	—	5
Higher depreciation and amortization	(2)	(10)	(32)
Lower (higher) interest expense	6	6	(2)
Higher equity earnings in Methanex	—	12	34
Gain on sale of non-strategic assets	—	—	33
Higher (lower) income tax recovery	(15)	(8)	48
Lower preferred securities dividends and distributions	—	2	2

Decrease in net loss to common shareholders	$50	$33	$111

(1)	Revenue less feedstock and operating costs.

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Revenue	$1,041	$967	$846	$3,949	$3,091

Feedstock and operating costs	900	874	743	3,487	2,668
Research and development	12	11	11	45	39
Selling, general and administrative	48	47	42	179	169
Restructuring charges	—	15	—	15	20
Depreciation and amortization	78	76	68	298	266

	1,038	1,023	864	4,024	3,162

Operating income (loss)	3	(56)	(18)	(75)	(71)

Interest expense (net)	(17)	(23)	(23)	(89)	(87)
Equity in earnings (losses) of affiliates	—	—	(12)	39	5
Other gains (Note 2)	—	—	—	92	59

	(17)	(23)	(35)	42	(23)

Loss before income taxes	(14)	(79)	(53)	(33)	(94)
Income tax recovery (Note 3)	6	21	14	61	13

Net income (loss)	(8)	(58)	(39)	28	(81)
Preferred securities dividends and
distributions	(7)	(7)	(9)	(29)	(31)

Net loss to common shareholders	$(15)	$(65)	$(48)	$(1)	$(112)

Loss per share (Note 4)
- Basic and diluted	$(0.18)	$(0.75)	$(0.56)	$(0.02)	$(1.30)

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 14

Consolidated Statement of Reinvested Earnings (unaudited, millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Beginning reinvested earnings, as
previously reported	$606	$677	$659	$605	$740
Change in accounting policy (Note 1)	—	—	—	5	—

Beginning reinvested earnings,
as restated	606	677	659	610	740
Net income (loss)	(8)	(58)	(39)	28	(81)
Common share dividends	(7)	(6)	(6)	(25)	(23)
Preferred securities dividends
and distributions	(7)	(7)	(9)	(29)	(31)

Reinvested earnings, end of period	$584	$606	$605	$584	$605

Consolidated Balance Sheet (millions of U.S. dollars)

	Dec. 31, 2003 (unaudited)	Dec. 31, 2002 (audited)
Assets
Current assets
Cash and cash equivalents	$212	$14
Receivables	316	249
Inventories	392	321

	920	584

Investments and other assets	157	537
Plant, property and equipment, net	3,336	3,033

	$4,413	$4,154

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$—	$3
Accounts payable and accrued liabilities	587	562
Long-term debt installments due within
one year	—	1

	587	566

Long-term debt	1,101	1,211
Deferred credits	835	816

	2,523	2,593

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	493	484
Cumulative translation adjustment	232	(109)
Reinvested earnings	584	605

	1,890	1,561

	$4,413	$4,154

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 15

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Operating activities
Net income (loss)	$(8)	$(58)	$(39)	$28	$(81)
Depreciation and amortization	78	76	68	298	266
Future income taxes (recovery)	(15)	(23)	9	(78)	8
Equity in (earnings) losses of affiliates	—	—	12	(39)	(5)
Dividends received	—	—	2	14	4
Asset writedown	—	9	—	9	—
Other (gains) net of current tax	—	—	—	(92)	(39)

Funds from operations	55	4	52	140	153
Changes in non-cash working capital	(28)	13	32	(125)	206

Cash from operations	27	17	84	15	359

Investing activities
Proceeds on asset sales	—	—	5	564	82
Plant, property and equipment
additions	(52)	(35)	(34)	(130)	(71)
Turnaround costs, long-term
investments and other assets	(2)	(6)	(15)	(57)	(18)
Changes in non-cash working capital	(3)	(2)	—	7	—

	(57)	(43)	(44)	384	(7)

Financing activities
Decrease in current bank loans	—	—	(1)	(3)	(11)
Proceeds on swap crystallization	—	—	—	—	13
Long-term debt
- Repayments	—	(151)	(1)	(152)	(2)
- Changes in revolving debt	—	(2)	(22)	(2)	(294)
Preferred securities dividends and
distributions	(7)	(7)	(9)	(29)	(31)
Common shares issued	3	3	1	9	11
Common share dividends	(7)	(6)	(6)	(25)	(23)
Project advances (Note 5)	3	3	1	11	1
Changes in non-cash working capital	(2)	(2)	(1)	(10)	(12)

	(10)	(162)	(38)	(201)	(348)

Increase (decrease) in cash	(40)	(188)	2	198	4
Cash and cash equivalents, beginning of period	252	440	12	14	10

Cash and cash equivalents, end of
period	$212	$252	$14	$212	$14

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 16

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2002. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2002, on pages 65 to 69 of the 2002 Annual Report except as noted below.

Change in Accounting Policy

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued new recommendations regarding accounting for asset retirement obligations, which are effective for fiscal years beginning on or after Jan. 1, 2004. This standard harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations”, which became effective Jan. 1, 2003. The Corporation chose to adopt the CICA recommendations early, effective Jan. 1, 2003, to be consistent with U.S. GAAP reporting. See the first quarter 2003 news release for further information.

2. Other Gains and Losses

The year ended Dec. 31, 2003 includes before-tax gains of $29 million ($61 million after-tax) and $76 million ($64 million after-tax) from the second quarter 2003 sale of NOVA Chemicals’ interest in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility, respectively. In addition, the year ended Dec. 31, 2003 includes an unusual charge of $13 million ($8 million after-tax) related to the amount of property damage not covered by insurance from an explosion, which resulted in a fire at our Bayport, Texas facility in the second quarter of 2003.

The year ended Dec. 31, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

3. Income Taxes

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Loss before income taxes	$(14)	$(79)	$(53)	$(33)	$(94)
Statutory income tax rate	36.74%	36.74%	39.24%	36.74%	39.24%

Computed income tax (recovery)	$(5)	$(29)	$(21)	$(12)	$(37)
Increase (decrease) in taxes resulting from:
Manufacturing and processing
deduction	—	—	2	(2)	3
Higher (lower) effective tax rate
on equity in (earnings) losses
of affiliates	—	—	2	(12)	(2)
Lower tax rates and higher
recoveries on asset sales	—	—	—	(56)	—
Additional cost-of-service
income taxes(1)	3	2	2	9	8
Foreign tax rates	3	4	(1)	19	8
Income tax rate adjustment(2)	15	—	—	15	—
Reduction in tax reserve(3)	(20)	—	—	(20)	—
Other	(2)	2	2	(2)	7

Income tax (recovery)	$(6)	$(21)	$(14)	$(61)	$(13)

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers until June 30, 2004 and recorded on the flow-through rather than liability method.
(2)	Future income tax liabilities have been increased as a result of an Ontario tax rate increase passed in 2003, which will impact future years.
(3)	NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and have determined we were overprovided. In the fourth quarter of 2003, we reduced this reserve by $20 million.

17

4. Loss Per Share

(shares in millions)

	Three Months Ended						Year Ended
	Dec. 31 2003		Sept. 30 2003		Dec. 31 2002		Dec. 31 2003		Dec. 31 2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net loss to common
shareholders	$(15)	$(15)	$(65)	$(65)	$(48)	$(48)	$(1)	$(1)	$(112)	$(112)

Weighted-average common
shares outstanding	87.0	87.0	86.8	86.8	86.5	86.5	86.8	86.8	86.3	86.3

Loss per common share	$(0.18)	$(0.18)	$(0.75)	$(0.75)	$(0.56)	$(0.56)	$(0.02)	$(0.02)	$(1.30)	$(1.30)

Retractable preferred shares and stock options representing 17.3 million common shares have been excluded from the computation of diluted earnings per share for the quarter and full year ended Dec. 31, 2003, as their impact would not be dilutive.

5. Project Advances

During 2003, NOVA Chemicals received $11 million in project advances from third parties. These advances have been accounted for as deferred revenue.

6. Segmented Information

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Revenue
Olefins/Polyolefins	$691	$603	$551	$2,559	$1,930
Styrenics	404	414	333	1,579	1,305
Intersegment eliminations	(54)	(50)	(38)	(189)	(144)

	$1,041	$967	$846	$3,949	$3,091

Operating income (loss)
Olefins/Polyolefins	$47	$6	$27	$92	$67
Styrenics	(44)	(47)	(45)	(152)	(118)
Restructuring charges	—	(15)	—	(15)	(20)

	$3	$(56)	$(18)	$(75)	$(71)

Net income (loss)(1)
Olefins/Polyolefins	$23	$(8)	$4	$14	$(5)
Styrenics	(31)	(40)	(33)	(130)	(102)
Investment in Methanex	—	—	(10)	37	5
Other	—	(10)	—	107	21

	$(8)	$(58)	$(39)	$28	$(81)

(1)	Before preferred securities dividends and distributions.

18

	Dec. 31 2003	Dec. 31 2002
Assets
Olefins/Polyolefins	$2,246	$1,923
Styrenics	1,767	1,643
Investment in Methanex	—	399
Corporate and other(1)	400	189

	$4,413	$4,154

(1)	Amounts include all cash and cash equivalents.

7. Stock-Based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic-value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair-value method, the following pro forma amounts would have resulted:

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Net income (loss)
As reported	$(8)	$(58)	$(39)	$28	$(81)
Pro forma	$(10)	$(59)	$(42)	$21	$(92)

Earnings (loss) per share – basic
As reported	$(0.18)	$(0.75)	$(0.56)	$(0.02)	$(1.30)
Pro forma	$(0.20)	$(0.76)	$(0.59)	$(0.09)	$(1.43)

Earnings (loss) per share – diluted
As reported	$(0.18)	$(0.75)	$(0.56)	$(0.02)	$(1.30)
Pro forma	$(0.20)	$(0.76)	$(0.59)	$(0.09)	$(1.43)

8. Reconciliation to United States Accounting Principles

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Net income (loss) in accordance with
Canadian GAAP	$(8)	$(58)	$(39)	$28	$(81)
Add (deduct) adjustments for:
Foreign exchange hedging(1)	—	—	3	3	15
Other hedging and derivative activity(1)	6	(1)	(7)	(7)	5
Equity in earnings (losses) of
affiliates(2)	—	—	(1)	(1)	(4)
Inventory costing(3)	—	—	(1)	(1)	1
Start-up costs(4)	1	1	—	4	3
Preferred securities distributions(5)	(6)	(5)	(6)	(23)	(23)
Other	—	1	—	1	1
Change in accounting policy(6)	—	—	—	5	—
Other gains(10)	—	—	—	42	—

Net income (loss) in accordance with
U.S. GAAP	$(7)	$(62)	$(51)	$51	$(83)

Earnings (loss) per share –
basic	$(0.09)	$(0.74)	$(0.62)	$0.52	$(1.05)

Earnings (loss) per share –
diluted	$(0.09)	$(0.74)	$(0.62)	$0.51	$(1.05)

19

	Three Months Ended			Year Ended
	Dec. 31 2003	Sept. 30 2003	Dec. 31 2002	Dec. 31 2003	Dec. 31 2002
Comprehensive income (loss)(7)
Net income (loss) in accordance with
U.S. GAAP	$(7)	$(62)	$(51)	$51	$(83)
Unrealized gains on cash flow
hedging instruments(1)	—	—	4	4	26
Equity in affiliates comprehensive
income (loss)(2)	—	—	4	(3)	7
Cumulative translation adjustment(9)	102	10	28	395	70
Less: Reclassification of amounts
included in net income	—	—	—	$(54)	—
Minimum pension liability adjustment(8)	(3)	—	(1)	(3)	(1)

Comprehensive income (loss) in accordance
with U.S. GAAP	$92	$(52)	$(16)	$390	$19

Accumulated other comprehensive income
(loss)(7)
Cumulative translation adjustment(9)				$211	$(130)
Unrealized (loss) on cash flow hedging
instruments(1)				—	(4)
Equity in affiliates other
comprehensive income(2)				—	3
Minimum pension liability(8)				(4)	(1)

				$207	$(132)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Under Canadian GAAP, no amounts related to derivative instruments are recognized in the balance sheet until settlement occurs. Gains or losses realized on settlement of derivative instruments are recognized in earnings in the same period as the related revenue or expense. Accordingly, certain Canadian - U.S. GAAP differences resulted.
(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.
(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(4)	U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(5)	Under U.S. GAAP the preferred securities are considered a long-term debt obligation and the preferred distributions on the securities interest expense.
(6)	On Jan. 1, 2003, the Corporation adopted SFAS No. 143 “Accounting for Asset Retirement Obligations.” This standard and the CICA standard, also adopted on Jan. 1, 2003, and discussed in Note 1, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.
(8)	U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(9)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(10)	Difference in gain on disposition of investment in Methanex, resulting from different cost basis under U.S. GAAP.

	Dec. 31 2003	Dec. 31 2002
Balance sheet in accordance with U.S. GAAP
Current assets(1), (2), (3)	$959	$626
Investments and other assets(4), (8)	155	492
Plant, property and equipment, net	3,311	3,007
Current liabilities(1)	(585)	(577)
Long-term — preferred securities(5)	(383)	(383)
— other long-term debt(1)	(1,122)	(1,234)
Deferred credits(1), (2), (8)	(827)	(790)
Retractable preferred shares	(198)	(198)

Common equity	$1,310	$943

20